75 State Street, 24th Floor Boston, MA 02109-1827 617 423 3644 office

March 20, 2014

BY EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Suzanne Hayes Alexandra M. Ledbetter

Re:	SEC Comment Letter dated March 18, 2014
LPL Financial Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2014
File No. 1-34963

Dear Ms. Hayes:

On behalf of LPL Financial Holdings Inc. (the “Company”), we are writing in response to your comment letter dated March 18, 2014 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 12, 2014. We have, for your convenience, reproduced your comment, followed by the Company’s response, below.
Comment 1
We note that the second proposal appears to concern two separate matters, declassifying the Board of Directors and modifying the director removal provision. Please revise to unbundle this proposal into two proposals. See Exchange Act Rule 14a-4(a)(3). For guidance, refer to Question 101.02 of the Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm.
Response to Comment 1:

The modification of the director removal provision described in the second proposal is a necessary (and non-discretionary) consequence of the Company's proposed declassification of its Board of Directors. Title 8, Chapter 1, Section 141(k) of the General Corporation Law of the State of Delaware permits corporations to elect to provide that, in a classified board structure, directors may be removed only for cause. However, the section permits this election only if the board is classified and requires director removal with or without cause in the case of a corporation whose board of directors is not classified. As such, as a matter of Delaware law, in conjunction with the proposed declassification of the Board of Directors of the Company, the Company is required to revise its certificate of incorporation to provide for removal of directors with or without cause.

Securities and Exchange Commission	- 2 -	March 20, 2014

For this reason, the Company believes that the director removal provision is not a separate matter from the proposal to declassify the Board of Directors and respectfully submits that including a separate proposal regarding modification of the director removal provision would not be appropriate.
In response to the Staff's comment, however, the Company will include the following disclosure in the definitive proxy statement on page 9, to clarify the consequence of the declassification proposal:
By declassifying the Board, we would further our goal of ensuring that our corporate governance policies maximize the accountability of our Board of Directors to our stockholders. First, our stockholders would be able to register their views on performance of all directors on an annual basis. In addition, as a consequence of declassification, our stockholders would gain additional rights to remove directors. Delaware law provides that if a company has a single class of directors, any director may be removed with or without cause by stockholders. In contrast, our Amended and Restated Certificate of Incorporation currently provides that our directors may only be removed for cause. The amendment that we propose to our Amended and Restated Certificate of Incorporation provides for a single class of directors and necessarily also modifies the director removal provision to provide for removal with or without cause in accordance with Delaware law.
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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing is responsive to your comment. If you should have any questions about this letter or require any further information, please call me at (617) 897-4370 or Marko S. Zatylny of Ropes & Gray LLP at (617) 951-7980.

Very truly yours,

/s/ Gregory M. Woods

Gregory M. Woods
Executive Vice President, Deputy General Counsel